

Mail Stop 3720

November 6, 2009

VIA U.S. MAIL AND FAX (315) 451-3964
Mr. Joseph Meuse
Action Industries Inc.
Chief Executive Officer
8744 Riverside House Path
Brewerton, NY 13029

> **RE: Action Industries Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 10, 2009**
> **Form 10-Q for the quarterly period ended June 30, 2009**
> **File No. 0-52455**

Dear Mr. Meuse:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

"…We face a high risk of business failure." page 11

1. Considering your statement cautioning that you face a high risk of business failure, tell us how you evaluated the recoverability of your net property and equipment as of the balance sheet date.

Revenue Recognition, page 24

2. Please tell us how you determine that the earnings process is complete, absent delivery and performance as required under SAB 104. Additionally, since the cards are sold to distributors as disclosed on page 6, tell us these distributors' rights of return.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 36

3. We note that Probst Capital LLC, a significant stockholder, is beneficially owned by a partner of Jones & Haley PC which serves as your outside counsel. Please disclose in Note 6 – Related Party Transactions any payments or amounts due to or from Jones & Haley PC or any entities that it owns for all periods presented.

Item 14. Principal Accountant Fees and Services, page 37

4. Tell us why the accountant fees as disclosed on Item 14 are significantly different from the accounting fees reported in the Statements of Operations on page 18.

Form 10-Q for the Quarterly Period Ended June 30, 2009

5. Tell us why accounting fees increased significantly during the quarter ended June 30, 2009 and what period was covered by the related engagement.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director